PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents (note 3)	$	10,790,190
Cash segregated under federal regulations (note 3)		624,744
Securities segregated under federal regulations, at fair value (note 3)		6,466,681
Securities, at fair value (note 4)		299,660
Receivables from customers (note 6)		13,558,858
Receivables from clearing organizations		1,600,656
Commission and fees receivable		2,632,925
Other assets		520,571
Total assets	$	36,494,285

Liabilities and Stockholder's Equity

Liabilities:

Payables to customers (note 6)	$	15,602,742
Due to People's United Bank		3,717,922
Other liabilities		60,554
Total liabilities		19,381,218

Stockholder's equity (notes 1 and 8):

Common stock without par value; authorized 5,000 shares; issued and outstanding 100 shares	500,000
Additional paid-in capital	8,239,122
Retained earnings	8,373,945
Total stockholder's equity	17,113,067
Total liabilities and stockholder's equity	$ 36,494,285

See accompanying notes to financial statements.